1933 Act/Rule 477(a)


                                                     August 27, 1998



VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

RE:      Phoenix Strategic Equity Series Fund
         File Nos. 33-6931 and 811-4727


To The Commission Staff:

         On behalf of Phoenix Strategic Equity Series Fund, a Massachusetts business trust (the "Registrant"), I hereby request that Version B of the registration statement, as currently contained in Post-Effective Amendment No. 24, be withdrawn.

         Company Name:  Phoenix Strategic Equity Series Fund
         Form Type:  485APOS
         Received Date:  February 21, 1997 15:41
         Accepted at: February 21, 1997 15:45
         Accession No.:  0001029869-97-000271

         The adviser has informed the Trustees that it no longer has the appropriate resources to devote to the specialized needs of the management of a micro cap portfolio. The Trustees have therefore directed me to seek withdrawal of the registration statement. As indicated in my cover letter to Post-Effective Amendment No. 28, filed on February 13, 1998, the series is not currently and has never been offered for sale, has never been funded and has no shareholders.

         Should you have any questions, please contact the undersigned at (860) 403-5261.


                                            Very truly yours,

                                            /s/ Thomas N. Steenburg
                                            Thomas N. Steenburg, Counsel
                                            Phoenix Investment Partners, Ltd.